

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2018

William W. Smith
Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia
Aliso Viejo, CA 92656

   Re: Smith Micro Software, Inc.
    Registration Statement on Form S-3
    File No. 333-225389
    Filed June 1, 2018

Dear Mr. Smith:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Foland, Attorney-Advisor at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                Division of Corporation Finance
                Office of Information Technologies
                and Services

cc: Brian Novosel